

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Anthony Porcheron
Chief Executive Officer
Atlantic Coastal Acquisition Corp.
1 Woodbury Mews
Dun Laoghaire
Dublin, Ireland A96 ED72

      Re: Atlantic Coastal Acquisition Corp.
          Form 10-K for the Fiscal Year ended December 31, 2022
          Filed April 21, 2023
          File No. 001-40158

Dear Anthony Porcheron:

      We issued comments to you on the above captioned filing on September 8, 2023. As of the date of this letter, these comments remain outstanding and unresolved, notwithstanding your response letters of September 22, 2023 and October 30, 2023. We expect you to provide a complete, substantive response to these comments by December 13, 2023.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Mark Wojciechowski at 202-551-3759 or Karl Hiller at 202-551-3686 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation